SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of April, 2006
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  AGM Poll Result
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
AMVESCAP PLC

RESULTS OF ANNUAL GENERAL MEETING

AMVESCAP PLC announces the results of the voting by poll on the resolutions put to its Annual General Meeting held today.

"We are pleased that all the resolutions on the agenda were passed. Over the last weeks, AMVESCAP has initiated direct discussions with many of our company's major shareholders, and we believe we have a good understanding of their views" said AMVESCAP Chairman Rex Adams. "From these discussions and the very positive performance of our stock, we believe that shareholders strongly support the business momentum that AMVESCAP is successfully building."


                                        Votes           % of            Votes           % of            Votes
                                        For             Votes           Against         Votes           Withheld
                                                                        Cast                            Cast
Resolution 1:
To receive the Annual Report
and Accounts                            139,312,882     99.54           646,233         0.46            5,747,589
Resolution 2:
To receive the Remuneration Report       69,062,771     51.59        64,812,159        48.41           11,832,183
Resolution 3:
To declare a final dividend             145,226,236     99.99            19,935         0.01              460,536
Resolution 4:
To elect Martin L. Flanagan             137,637,400     97.94         2,891,218         2.06            5,178,087
Resolution 5:
To elect J. Thomas Presby               144,280,887     99.38           902,760         0.62              523,058
Resolution 6:
To re-appoint Ernst & Young LLP         144,778,702     99.69           450,111         0.31              477,892
Resolution 7:
Section 80 Authority                    144,705,067     99.63           536,971         0.37              464,668
Resolution 8:
Section 90 Authority
(Special Resolution)                    142,381,282     99.06         1,351,366         0.94            1,974,055
Resolution 9:
Market Purchase Authority
(Special Resolution)                    145,154,815     99.94           88,862          0.06              463,028
Resolution 10:
Amendment to Articles of Association
(Special Resolution)                    144,305,146     99.75           357,214         0.25            1,044,345


All of the resolutions are declared carried by the required majorities.

Ordinary shares in issue            821,692,837
Exchangeable Shares                  22,626,114
Total shares                        844,318,951
Total votes                         211,079,738

AMVESCAP announces that Charles W. Brady, Dr. Thomas R. Fischer and Bevis Longstreth retired from the Board and Rex D.Adams succeeds Charles W. Brady as Chairman all with effect from the conclusion of the Annual General Meeting.

Michael S. Perman
Company Secretary
Telephone: 020 7065 3942
27 April 2006

END

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  27 April, 2006                   By   /s/  Michael S. Perman
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                                                (Signature)

                                           Michael S. Perman
                                           Company Secretary